Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of CureVac N.V. (the "Company") to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on March 28, 2023 at 14:00 Central European Time (the "EGM").

The agenda for the EGM is as follows:

1.	Opening

2.	Appointment of Dr. Alexander Zehnder as managing director of the Company (voting item)

3.	Appointment of Myriam Mendila, MD as managing director of the Company (voting item)

4.	Closing

No business shall be voted on at the EGM, except such items as included in the abovementioned agenda.

The agenda with the explanatory notes thereto and the other meeting information are available as of the date hereof for inspection and can be obtained free of charge at the office address of the Company and from the Company's website (http://www.curevac.com).

The registration date for the EGM is February 28, 2023 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register and/or in the register maintained by the Company's U.S. transfer agent (the "Persons with Meeting Rights") may attend and, if relevant, vote at the EGM and exercise their voting rights on the voting items as included in the abovementioned agenda.

Those who beneficially own shares in the Company's capital in an account at a bank, broker, financial institution or other financial intermediary (the "Beneficial Owners") on the Registration Date, must request a proxy from their bank, broker, financial institution or other financial intermediary authorizing the relevant Beneficial Owner to attend and, if relevant, exercise voting rights at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, either in person or by proxy, must notify the Company of their identity and intention to attend the EGM by sending notice to that effect to the Company by e-mail (addressed to egm2023@curevac.com). This notice must be received by the Company no later than on 17:59 p.m. (CET) on March 27, 2023 (the "Cut-off Time"). Persons with Meeting Rights and Beneficial Owners who have not complied with this requirement may be refused entry to the EGM. Beneficial Owners must enclose with their attendance notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital as of the Registration Date, such as a recent account statement, and (ii) their signed proxy from the relevant bank, broker, financial institution or other financial intermediary.

Persons with Meeting Rights and Beneficial Owners who have duly registered for the EGM and who wish to have themselves represented at the EGM by a proxyholder, may do so through the use of a written or electronically recorded proxy. They must submit their signed proxy to the Company no later than the Cut-off Time. A proxy form can be downloaded from the Company's website (http://www.curevac.com). Persons with Meeting Rights and Beneficial Owners who have duly registered for the EGM may also submit questions in advance of the EGM by sending an e-mail to the Company prior to the Cut-off Time (addressed to egm2023@curevac.com), in which case the Company shall endeavor to respond to those questions at the EGM to the extent possible and allowed.

Persons with Meeting Rights, Beneficial Owners and their respective proxyholders who have not complied with these requirements may be refused entry to the EGM. In addition, only those Persons with Meeting Rights and Beneficial Owners who have properly registered for the EGM are granted the possibility by the Company to follow the EGM via webcast. In order to receive the link to stream the webcast, you will need to indicate to the Company by e-mail (addressed to egm2023@curevac.com) prior to the Cut-off Time, that you would like to follow the EGM via webcast. It will not be possible to vote or raise any questions during the live webcast.

EXPLANATORY NOTES TO THE AGENDA

These are the explanatory notes to the agenda for the extraordinary general meeting of shareholders of CureVac N.V. (the "Company") to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on March 28, 2023 at 14:00 Central European Time (the "EGM").

2.	Appointment of Dr. Alexander Zehnder as managing director of the Company (voting item)

The Company's supervisory board has made a binding nomination to appoint Dr. Alexander Zehnder as managing director of the Company's management board for a period starting on April 1, 2023 and ending at the annual general meeting of shareholders of the Company to be held in 2026. Dr. Zehnder will serve as the Company's Chief Executive Officer (CEO).

Dr. Zehnder (age 54) earned his degree as a Medical Doctor from the University of Bern, Switzerland, and completed an MBA at IMD Business School in Lausanne, Switzerland. He has held roles of increasing complexity and responsibility in the pharmaceutical industry for more than 20 years, across multiple business units and functional areas in Europe, the United States and Japan.

Dr. Zehnder is currently Global Head of Oncology at Sanofi and previously held leadership positions at Sanofi at both the headquarter and country level since 2014. Prior to Sanofi, Dr. Zehnder worked at Roche/Genentech where he served as Vice President, Global Product Strategy and Global Franchise Head Avastin, the company's blockbuster oncology drug.

The Company's supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

This proposal is contingent upon the resignation of Dr. Franz-Werner Haas as managing director and Chief Executive Officer of the Company, which is expected to take effect on March 31, 2023.

3.	Appointment of Myriam Mendila, MD as managing director of the Company (voting item)

The Company's supervisory board has made a binding nomination to appoint Myriam Mendila, MD as managing director of the Company's management board for a period of three (3) years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2026. Ms. Mendila, MD will serve as the Company's Chief Development Officer (CDO).

Myriam Mendila (age 57) has approximately 20 years of global and regional experience in product development, medical affairs, pharmacovigilance and healthcare compliance as well as global product strategy, including commercial strategy experience at Novartis, Genentech and Roche.

She currently leads the worldwide medical affairs function in oncology at Novartis Pharma, Switzerland, where she drives and oversees the development and cross-functional execution of the long-range global medical vision and strategies for all oncology products. At Novartis, she is also a member of the Oncology Leadership Team (OLT), the Scientific Development Leadership Team (sDLT), the Portfolio Stewardship Board (PSB), the Division Compliance Committee (DCC), the Development Committee Novartis (DCN), the BD&L governance committee and other governance bodies. Ms. Mendila has been at Novartis since 2017.

From 2014 to 2017, Ms. Mendila led U.S. medical affairs for Genentech, a member of the Roche Group. There, she also had oversight over the Canadian affiliate medical affairs function. Prior to that, she led global medical affairs at the Roche HQ in Basel where she was responsible for the entire Medical Affairs Network across Roche. From 2010 to 2012, Ms. Mendila served as Global Head (VP) of Hematology and Skin Cancer Franchise and Global Product Strategy at Genentech, where she was responsible for the global hematology and skin cancer late-stage portfolio at Roche, including overall investment strategies and global sales performance. Prior to that, she spent 12 years at Roche in various positions of increasing importance and responsibility.

Ms. Mendila holds an M.D. degree from the Medical School Hanover, Germany.

The Company's supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.